UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month May 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Recently, Golden Heaven Group Holding Ltd. (the “Company”) completed its internal restructuring. Upon consummation of the internal restructuring, the Company’s corporate structure is as follows:

There has been no material change to the Company’s business resulting from the internal restructuring.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026, and (v) the Company’s registration statement on Form F-3 (File No. 333-295337) initially filed with the SEC on April 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: May 19, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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